DC

NO ACT
P.E 12-19-02
333-56644

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2003

Mark Hennessey
Senior Counsel and Assistant Secretary
Eaton Corporation
1111 Superior Avenue
Cleveland, OH, 44114-2584

Re: Eaton Corporation
Incoming letter dated December 19, 2002

Dear Mr. Hennessey:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Eaton by Jimmy Collins. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Cc: Jimmy Collins
4225 Heritage Oak Circle
Birmingham, AL, 35242

CRGH

EATON

Eaton Corporation
1111 Superior Avenue
Cleveland, OH, 44114-2584
tel: 216 523-5000

December 19, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Jimmy Collins Shareholder Proposal - Eaton Corporation 2003 Proxy Statement

Ladies and Gentlemen:

Eaton Corporation is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of Eaton's intention to exclude a shareholder proposal from its proxy materials for the 2003 annual meeting of shareholders. For the reasons set forth below, we request that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if Eaton excludes the proposal from its proxy materials.

With respect to legal issues addressed below, this letter is my opinion given as counsel for Eaton.

The Proposal

The proposal has been submitted by Mr. Jimmy Collins (the "Proponent"), and pertains to the granting of stock options by Eaton. Excluding its supporting statement, the proposal is as follows:

> "In determining the stock options granted the Executives of Eaton Corporation, the Cash Flow Analysis (CFA) shall EXCLUDE all Divestures of Assets, Gains on Sales of Business Unites, Favorable Tax Credits as allowed by new Accounting Procedures (SFAS-142), and Credits for Restructuring. This will evaluate the Executives Officers based on the Performance of Eaton Corporation."

A complete copy of the proposal and supporting statement (the "Proposal") is attached as Appendix A.

Summary of Reasons to Omit Proposal

Eaton may omit the Proposal from its proxy statement for the following reasons:

- The Proponent has not provided proof of beneficial share ownership. Rule 14a-8(b) and (f).

- The Proposal was not submitted prior to the submission deadline. Rules 14a-8(c), (e) and (f).

- The Proposal is not a proper subject for action by shareholders under the laws of the State of Ohio, Eaton's state of incorporation. Rule 14a-8(i)(1).

- The Proposal, if implemented, would cause Eaton to violate Ohio law, and Eaton lacks the power to implement the Proposal. Rules 14a-8(i)(2) and (6).

- The Proposal contains materially false and misleading statements. Rule 14a-8(a)(3).

- The Proposal has been submitted because of a personal grievance. Rule 14a-8(i)(4).

- The proposal has been totally implemented. Rule 14a-8(i)(10).

Procedural History

By letter to Eaton dated November 13, 2002, the Proponent presented eight numbered proposals and requested that they be included in Eaton's proxy statement for the next annual meeting of shareholders.

By letter dated November 22, Eaton responded to Proponent, explaining that his proposal did not comply with eligibility and procedural requirements imposed by SEC regulations because:

- Proponent was not a record holder, Proponent did not submit evidence that he has held at least $2,000 in market value, or one percent, of Eaton's shares for at least one year before the date that he submitted his proposal and Proponent did not submit a statement that he intends to continue to hold Eaton shares through the date of the shareholders meeting.

- Proponent had submitted at least eight proposals, and SEC regulations provide that a shareholder may submit only one proposal.

Eaton's November 22 letter informed the Proponent that, in order to avoid having his proposal excluded from Eaton's proxy statement because of these two deficiencies, he must correct them by response to Eaton postmarked, or electronically transmitted, no later than 14 calendar days from the date that he received Eaton's November 22 letter.

By letter dated November 26, Proponent informed Eaton that he intends to continue to own his Eaton shares through the 2003 shareholders meeting, that his share ownership exceeds the threshold required for shareholder proponents and that he owns his Eaton shares through the Eaton Savings Plan. Proponent did not, however, provide written evidence of his beneficial ownership of Eaton shares. Instead, he informed Eaton that it could validate his beneficial share ownership. Proponent's letter also re-phrased his earlier proposals by eliminating four of them and by consolidating the remaining four into a single paragraph.

By letter dated November 27, Eaton informed Proponent that he must correct the following two deficiencies by response to Eaton postmarked, or transmitted electronically, no later than 14 calendars days after his receipt of Eaton's November 22 letter, in order to avoid having his proposals omitted from Eaton's proxy statement:

- It was Proponent's obligation, not Eaton's, to provide evidence from the record holder that Proponent had owned Eaton shares exceeding the shareholder proponent thresholds continuously for at least one year;
- Proponent could not avoid the single proposal requirement by consolidating four distinct proposals into a single paragraph, and that SEC regulations did not allow him to significantly re-phrase his proposal after the submission deadline, which was November 15, 2002.

By letter dated December 3, Proponent submitted copies of his account statements from the Eaton Saving Plan showing his Eaton share holdings at January 3, 2002, June 30, 2002, September 30, 2002, and November 29, 2002. The letter also withdrew all of his proposals except for one, to which Proponent added a totally new supporting statement.

Copies of each of the letters between Proponent and Eaton referenced in this section are attached as Appendix B.

Discussion

Failure to Prove Beneficial Share Ownership

Proponent has not provided satisfactory evidence of his continuous beneficial ownership of Eaton shares for the one-year period preceding his submission. The Proposal may therefore be omitted from Eaton's proxy statement. Rules 14a-8(b) and (f).

If a proponent is not the registered holder of company securities, then the proponent must prove his beneficial ownership by submitting to the company a written statement from the record holder, verifying that, at the time that the proposal was submitted, proponent had continuously held the securities for at least one year prior to submission of the proposal. Rule 14a-8(b). (If the proponent has filed Schedule 13D, Schedule G, Form 3, Form 4 and/or Form 5, eligibility may be proved in another manner that is not applicable here because the Proponent has not made any of those filings.) Proof of beneficial share ownership must be provided no later than 14 days after a proponent receives written notice from the company that such proof is required.

As indicated above, Proponent's original submission to Eaton, dated November 13, did not provide proof of his share ownership. Eaton determined from its share registrar and transfer agent that the Proponent was not a registered shareholder, and then notified the Proponent by letter dated November 22 that he must submit to Eaton a written statement from the record holder of his Eaton shares, verifying that, at the time he submitted his proposal, Proponent had continuously held Eaton shares exceeding the shareholder proponent thresholds for at least one year. The Proponent responded by letter dated November 26, which stated that Proponent owned Eaton shares as a participant in the Eaton Savings Plan, and that Eaton could verify his share ownership. (The Eaton Savings Plan is a defined contribution plan with an independent trustee and record keeper, which provides participants with a selection of more than one hundred investment funds, one of which is an Eaton share fund.) Eaton immediately informed Proponent by letter dated November 27 that SEC regulations provide that, if he is not the record-holder, it is his responsibility to provide proof of share ownership. The Proponent responded by submitting copies of his Eaton Saving Plan account statements which show an Eaton share balance at four dates: January 3, 2002, June 30, 2002, September 30, 2002, and November 29, 2002.

The evidence of share ownership submitted by Proponent is not sufficient to establish share ownership under Rule 14a-8(b) for the following reasons:

- The Eaton Savings Plan account statements referenced above do not establish Proponent's continuous share ownership for a full-year period prior to November 14, 2002, which is the date that Eaton received Proponents November 13 letter. The account statements show that Proponent was a shareholder no earlier than January 3, 2002. He must provide evidence that he has continuously been an Eaton shareholder from November 14, 2001. No such evidence has been provided.

- The account statements provided by the Proponent are not satisfactory evidence of continuous share ownership, as required by Rule 14a-8(b). The Staff has clearly stated that monthly, quarterly or other periodic statements are not sufficient to demonstrate continuous ownership of securities. Staff Legal Bulletin No. 14, Section C.1.c.(2), Division of Corporation Finance, July 13, 2001.

  The Staff has concluded that it would not recommend enforcement action where a proponent had provided evidence of share ownership on two year-end dates, because that evidence was insufficient to satisfy the requirement that the proponent supply, within 14 days of receipt of the company's request, documentary support indicating that he had satisfied the continuous ownership requirement for the one-year period required by Rule 14a-8(b). Anthracite Capital, Inc. (March 29, 2002).

For the reasons set forth above, Proponent has failed to provide, as required by Rules 14a-8(b), proof of his continuous ownership of Eaton shares sufficient to satisfy the threshold required for shareholder proponents, and the time to provide that proof has expired. Rule 14a-8(f). Eaton may therefore omit the Proposal from its proxy statement.

<u>Failure to Meet Submission Deadline</u>

The Proposal may be omitted from Eaton's proxy statement because it was submitted after the November 15 submission deadline. Rules 14a-8(c) and (e).

The proposals submitted by Proponent with his letter dated November 13 were ineligible to be included in Eaton's proxy statement because (among other reasons) that letter included eight numbered proposals. Only a single proposal is permitted. Rule 14a-8(c).

The single proposal that Proponent re-submitted by letter dated December 3 is ineligible to be included in Eaton's proxy statement, because it significantly changed the language of the proposal, as compared to the language of that proposal submitted in his November 13 letter, and this significant change occurred after the November 15 submission deadline. The December 3 re-submission significantly changed the earlier proposal by adding a lengthy supporting statement that is longer than the proposal itself. This supporting statement adds language not included in the original submission regarding Eaton's divestitures over the past 24 months, and regarding Eaton's sales being over 45% below expectations (which is false).

The Staff has a long-standing practice of issuing no-action responses that permit shareholders to make revisions to their proposals that are "minor" in nature and "do not alter the substance of the proposal." Staff Legal Bulletin 14(E)(1). The Staff has adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected.

As explained above, the single Proposal submitted by the proponent after the submission deadline is significantly changed from the proposal that was included before the submission deadline. It should therefore be treated as a new proposal submitted after the submission deadline, and should be ineligible to be included in Eaton's proxy statement.

If the Staff does not concur with our view that the entire Proposal may be omitted for this reason, then we request that it concur with our conclusion that the Proponent's supporting statement may nevertheless be omitted because it significantly changes the original proposal after the submission deadline.

Improper Under State Law

The Proposal may be excluded from Eaton's proxy statement because it is not a proper subject for action by shareholders under applicable state law. Rule 14a-8(i)(1).

In adopting the 1983 amendments to Rule 14a-8, the Commission recognized that under statutory provisions "the board may be considered to have exclusive discretion in corporate matters" and that "accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority." Release No. 34-20091 (August 16, 1983), quoting Release No. 34-12999.

On numerous occasions the Staff has allowed proposals that are not proper subjects of shareholder action under state law to be excluded, absent revisions, from a company's proxy statement pursuant to Rule 14a-8(i)(1). For example:

- The Kroger Co. (April 21, 2000), where the Staff concluded that there appeared to be some basis to exclude a proposal that the pay and remuneration of all officers and the board of directors be limited to not more than " 2% above the lowest paid hourly employee or 2% above the C.P.I.," because the proposal was not a proper subject for shareholder action under Ohio law unless it were recast as a recommendation or request to the directors.

- Safety 1st, Inc. (Feb. 2, 1998), where the Staff concluded that there appeared to be some basis to exclude a proposal requiring modification of stock option plans and rescission of option repricings, unless it were recast as a recommendation or request to directors.

- Sandy Spring Bancorp, Inc. (Feb. 18, 1994), where the Staff concluded that there appeared to be some basis to exclude a proposal mandating amendments to a stock option plan, unless it were recast as a recommendation or request to directors.

Eaton is organized under Ohio law. Ohio law places the power to determine executive compensation, and to grant stock options in particular, with the directors, not with the shareholders. Ohio law provides as follows:

> ". . . except where the law, the articles or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." Ohio Revised Code Section 1701.59(A).
>
> "The directors, by the affirmative vote of a majority of those in office . . . shall have authority to establish reasonable compensation . . . for services to the corporation by directors and officers, or to delegate such authority to one or more officers or directors." O.R.C. Section 1701.60(A)(3).
>
> "A corporation by its directors, upon such terms as it may impose, may provide and carry out plans for the ... grant of options, to employees of the corporation...." O.R.C. Section 1701.17

Eaton's Amended Articles of Incorporation and Amended Regulations do not give any authority to the shareholders to determine executive compensation, including stock options, nor do they reduce the power of the board of directors in such matters.

Eaton's Amended Regulations, which have been adopted by its board of directors and approved by its shareholders, expressly reserve to the board of directors the authority of the corporation and the power to fix the compensation of its officers. The Amended Regulations provide:

> "All the capacity of the Corporation shall be vested in and all its authority, except as otherwise provided by law or by the Articles in regard to action required to be taken, authorized or approved by the shareholders, shall be exercised by the Board of Directors, which shall manage and conduct the business of the Corporation." Article II, Section 1.
>
> "The Board of Directors may fix the pay of all officers." Article IV, Section 1.

The Proposal would mandate that specified items be excluded from a cash flow analysis in determining stock options grants. Since the determination of stock option grants is a power reserved to the board of directors under Ohio law and under Eaton's Amended

Articles and Amended Regulations, the Proposal is not a proper subject for shareholder action under Ohio law. The Proposal may therefore be excluded from the Eaton's proxy statement pursuant to Rule 14a-8(i)(1).

Revising the Proposal to place it in precatory form would not cure this deficiency. Precatory proposals have been found excludable where, as here, they have specifically infringed upon the statutory authority of the board of directors. See, e.g., Radiation Care, Inc. (December 22, 1994); Pennzoil Corp. (March 22, 1993). The Commission has stated that the practice of allowing precatory proposals is based upon the premise that "the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect." See Exchange Act Release No. 34-12999 (November 22, 1976), reaffirmed in Exchange Act Release No. 34-20091 (August 16, 1983). The Ohio Revised Code is not the typical corporate statute. Unlike the laws of most other states, it specifically grants the board of directors authority over employee stock options.

Violation of Ohio Law - Beyond the Company's Power to Effectuate

The Proposal may be excluded from Eaton's proxy statement because, if implemented, it would cause Eaton to violate Ohio law, and because Eaton would lack the power to implement the Proposal. Rules 14a-8(i)(2) and (6).

As indicated above, Ohio law provides that an Ohio corporation's board of directors, not its shareholders, is specifically authorized to determine the compensation of its officers and to administer employee stock option plans. If implemented, the Proposal would violate Ohio law by denying Eaton's Board of Directors its statutory authority to administer stock option plans. Since Eaton cannot implement the Proposal without violating Ohio law, it may properly exclude the Proposal from its 2003 Proxy Statement pursuant to Rules 14a-8(i)(2) and (6).

Violation of Proxy Rules

The Proposal may be omitted from Eaton's proxy statement because it contains materially false or misleading statements. Rule 14a-8(i)(3).

The Proposal is materially false and misleading because:

- The supporting statement for the Proposal states that:

  "The determining factor for the Stock Options is the Cash Flow Analysis that includes Gains on sale of Business Units and Accounting Benefits to enhance the Option Program."

  This statement is materially false and misleading because Eaton does not now use any cash flow analysis in determining its stock option grants, has not done so in the past, has no plans to do so in the future and is not aware of any other companies that do so. In determining its grants of stock options to executives, Eaton uses survey data regarding the stock option and compensation practices of peer companies, and attempts to make grants that place Eaton at approximately the median range of the practices of these peer companies. Any adjustments made to grants established in this manner for individual executives are relatively minor and are based on individual accomplishments that are not calculated in terms of any cash flow analysis.

- The Proposal, apart from the supporting statement referenced above, clearly implies that Eaton is using a cash flow analysis that already includes the items that the Proponent wishes to exclude (i.e., divestitures of assets, gains on sales of business units, "favorable tax credits as allowed by new Accounting Procedures (SFAS-142)" and restructuring credits). Again, Eaton is not using any cash flow analysis in granting stock options, irrespective of whether or not that calculation would include these items.

- The supporting statement for the Proposal states that Eaton's sales are "still over 45% below expectations." This is false and misleading. Eaton does not make public sales forecasts. Eaton has met its publicly disclosed earnings forecasts for each of the first three quarters in 2002.

- The Proposal states that the cash flow analysis shall exclude "Favorable Tax Credits as allowed by new Accounting Procedures (SFAS-142) . . ." This is false and misleading, because SFAS-142 does not have any relevance to favorable tax credits, and does not provide any tax benefit to Eaton. SFAS is the accounting standard that Eaton adopted at the beginning of 2002 that eliminated the amortization of goodwill, a noncash expense, over its useful life (up to 40 hears in many cases). We are not aware of any new accounting procedures that result in favorable tax credits for Eaton.

Although the Staff in some other instances has allowed proponents to modify their proposals to correct false or misleading statements, to do so in this case would not be appropriate because, at least with respect to the first two false and misleading statements identified above, they are at the heart of the Proposal and their correction would render the Proposal totally meaningless. Since Eaton is not using, has not used and does not intend to use, cash flow analysis in the granting of its stock options, to allow Proponent to correct his Proposal by indicating that such an analysis is not used, and then to proceed with the Proposal to exclude various items (i.e., divestitures, gains on sales of business units, favorable tax credits and restructurings) from an analysis that is not used, has not been used and will not be used, is totally meaningless and an abuse of the shareholder proposal process.

Personal Grievance

The proposal may be omitted from Eaton's proxy statement because it relates to a personal grievance. Rule 14a-8(i)(4)

The Proponent was an Eaton employee whose employment was terminated in a reduction-in-force in January 2002, after 22 years of service. The termination of his employment was the result of a restructuring of business operations caused by the economic effects of a severe and sustained downturn in Eaton's markets that required a number of its business units to pare back their operations. Many hard working and competent employees who had made valuable contributions to Eaton's businesses, such as the Proponent, unfortunately were impacted by these reductions. The selection of the employees to be included in this reduction-in-force was based on Eaton's best judgment concerning future business requirements. The proponent informed Eaton that he believed that he was a top performer, and that the decision to include him in the reduction-in-force was without merit. The Proponent has subsequently made unsubstantiated allegations of unlawful activity by Eaton employees.

It is especially evident in this case that the Proposal has been submitted because of a personal grievance, and not because of some substantive concern that would be of interest to other shareholders. The Proposal requests that shareholders approve a modification to a calculation that Eaton is not even using to grant stock options. If the Proponent had been genuinely concerned about the manner in which Eaton grants stock options, he would have first taken the time to understand how those grants are made.

Further support for the conclusion that the Proposal was submitted because of a personal grievance is obvious from Proponent's original submission dated November 13, 2002. That submission includes eight proposals covering a broad range of corporate governance and executive compensation matters, some of which are totally false (e.g., Eaton has provided some financial opportunity to its executives in connection with an Axcelis mutual fund that is not available to shareholders of Eaton or Axcelis). This broad range of issues, together with an evident lack of attention to a correct understanding of the subjects of some of those proposals, clearly indicates that the motivation of the Proponent is a personal grievance and is not a genuine concern about the substance of the proposals.

Rule 14a-8(i)(4) provides that a company may exclude a stockholder proposal if "the proposal ... is designed to result in a benefit to [the stockholder], or to further a personal interest, which is not shared by the other shareholders at large." The Commission has stated that a proposal may be excluded, despite being drafted in such a way that it might relate to matters which may be of general interest to all security holders, if it is clear from the facts that the proponent is using the proposal as a tactic to further a personal interest. Exchange Act Release No. 19135 (Oct. 14, 1982).

It is well established that proposals of former employees, submitted because the company had terminated their employment, may be omitted pursuant to Rule 14a-8(i)(4). For example:

- Sigma-Aldrich Corp., (Mar. 4, 1994), where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal which recommended a limitation on the compensation of the chief executive officer, because the proponent had been discharged from his employment by the company and the proposal was submitted as a personal grievance.

- The Southern Company (Dec. 10, 1999), where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal to form a shareholder committee to investigate complaints against management, because the proponent was a former employee seeking a forum for his numerous claims.

- Phillips Petroleum Company (Mar. 4, 1999), where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal to require shareholder approval prior to the alienation of assets, because it was presented by a former employee as a personal grievance.

Substantially Implemented

Eaton may exclude the Proposal from its proxy statement because the Proposal already has been substantially implemented. Rule 14a-8(i)(10).

The Proposal would request that shareholders exclude all divestitures of assets, gains on sale of business units, favorable tax credits and credits for restructurings from the cash flow analysis used in determining the stock options granted to executives. Since a cash flow analysis is not used in connection with these grants, the exclusion of these items from any such analysis in determining stock option grants has already been totally accomplished. The cash flow effect of these items is not an element used in granting stock options. That is the intended effect of the Proposal, and that effect has been totally implemented.

The Staff has consistently found that a shareholder proposal is excludable where company practices and procedures address the issues raised by that proposal. For example:

- AMR Corporation (April 17, 2000), where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal which recommended that members of specified board committee be independent, because the company already provided that committee members must be independent, and the company definition of "independent" was reasonable, although not exactly the same as the definition suggested by the proponent.

- KeyCorp (March 13, 2002), where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal which requested that the board of directors take the necessary steps to declassify the board, because the company represented that it must receive shareholder approval in order to declassify the board and that shareholders would be provided the opportunity to give that approval at the next annual meeting.

- Fab Industries, Inc. (April 3, 2002), where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal which recommended that the board take the steps necessary to achieve a sale, merger or other restructuring to maximize shareholder value, because the company stated that its board had already met and unanimously resolved to pursue a sale of its business.

- The Home Depot, Inc. (March 28, 2002), where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal which requested the reinstatement of simple majority voting on all matters that are submitted to shareholder vote, because the directors had taken all necessary steps to recommend to stockholders that the supermajority voting provision be eliminated, including the provision of a representation that the company would present to shareholders any change to stockholder voting rights.

- Masco Corporation (March 29, 1999, and April 19, 1999), where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal providing specific qualifications for the company's outside directors, because the company's board planned to adopt a resolution similar to the stockholder proposal at its next meeting. The resolution that the board planned to adopt varied from the proposal in certain respects that were not significant.

- Puerto Rican Cement Company, Inc., March 25, 2002, where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal which sought authorization for the proponent to examine the corporate books relating to company legal expenses, because the company represented that it had already provided the proponent with access to the requested information.

In each of these cases, the company had taken action that resulted in substantial implementation of the shareholder proposal. That is the case here. Each and every single time that Eaton has granted stock options, it has not included the cash flow effect of the items that the Proposal would exclude from the determination of stock option grants. That is exactly what the Proposal would require.

We are aware of instances where the Staff has not granted relief under Rule 14a-8(i)(10) where the action taken by the company could reasonably be interpreted not to be substantial implementation of the proposal. For example, proposals relating to the independence of directors, where the standard of independence adopted by the company was different from that of the proposal; proposals regarding the adoption of codes of conduct where the code adopted by the company was different from that of the proposal; and policies regarding sexual orientation where the policy adopted by the company was different from that of the proposal. Those situations are all clearly distinguishable from the present case, because in those situations there was an issue of whether the result sought by the proposal was the same as that provided by the company. In the present case, there is no such question. The Proposal seeks the exclusion of the cash flow effect of the specified items from the stock option grant determinations, and the cash flow effect of those items is in fact totally excluded.

We are also aware of instances where the Staff has not granted relief under Rule 14a-8(i)(10) to permit omission of proposals to obtain shareholder approval of poison pills and to redeem poison pills, even in situations where the company did not have a poison pill in effect. Those situations, however, are distinguishable from the Proposal. Even if a company did not have a poison pill in effect, that would not provide much, if any, support for the conclusion that the company would not adopt a poison pill in the future without shareholder approval. The adoption of a poison pill is not a regular occurrence for any company, and the absence of a poison pill therefore provides little future guidance. Absent any indication by the company that it would not adopt a poison pill without shareholder approval, it would be difficult to conclude, based simply on the absence of poison pill, that it would not do so in the future without shareholder approval. In the present case, however, Eaton has been granting stock options regularly for many years, has never used a cash flow analysis to determine the amount of those grants, and therefore has never used the cash flow effect of the items that the Proposal would exclude from that determination. That practice is compelling support for the conclusion that the Proposal has already been totally implemented.

For the foregoing reasons, we believe that the Proposal may be omitted from Eaton's 2003 proxy statement, and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded. If the Staff is unable to concur that the Proposal may be excluded in its entirety, we request the Staff's concurrence that the portions of the Proposal discussed in this letter may be excluded from Eaton's proxy statement.

Eaton anticipates that its 2003 proxy statement will be complete on or about February 26, 2003, when Eaton's board of directors will meet to approve the proxy materials. We expect that definitive proxy materials will be filed on or about March 11, 2003. Your prompt review of this matter would therefore be greatly appreciated.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at 216.523.4107.

Six copies of this request and each of the attachments are enclosed. A copy of this request and each of the attachments is being simultaneously sent to the Proponent.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Mark Hennessey
Senior Counsel and Assistant Secretary

Copy: Jimmy Collins

A:\shareholderproposal2002secletter2.doc

JIMMY COLLINS
4225 Heritage Oak Circle
Birmingham. Al 35242
205-995-0658
Jimmywcollins@hotmail.com

RECEIVED
DEC - 4 2002
E. R. FRANKLIN

December 3, 2002

Mr. Earl R. Franklin
Eaton Corporation
Eaton Center
Cleveland, Ohio 44114-2584

Dear Mr. Franklin,

I have received your letter Dated November 27, 2002, which has clearly indicated the desire of Eaton Corp to block the proposed Proxy request. Eaton Controls the EBC and Fidelity Group by which the information requested must be supplied needless to say they have not been cooperative regarding the request, as you have outlined. Please note I am attaching Copies of the SPIP and ESP programs, which clear outline, my ability to meet requirement number one. Please note these documents are legal and binding as proof of my stock ownership.

I respectfully withdraw all proposals with the exception of item number 6 per my original letter dated November 13, 2002. Please note the Proposal to read as Follows:

During the last 24 month Eaton Corporation has Divested the Automotive Switch Division, the Semi-Conductor Business, along with various operational Business Units. Eaton Corporation has benefit through accounting practices via the SFAS 142, and restructuring charges for the displacement of over 2800 Eaton Employee's. The determining factor for the Stock Options is the Cash Flow Analysis that includes Gains on sales of Business Units and Accounting Benefits to enhance the Option Program. These policies and procedures have enhanced the Executives Options and Bonus programs while sales are still over 45% below expectations.

Proposal: **In determining the stock options granted the Executives of Eaton Corporation, the Cash Flow Analysis (CFA) shall EXCLUDE all Divestures of Assets, Gains on Sales of Business Unites, Favorable Tax Credits as allowed by new Accounting Procedures (SFAS-142), and Credits for Restructuring. This will evaluate the Executives Officers based on the Performance of Eaton Corporation.**

Please note all requirements have been provide. Please include a copy of any correspondence with the SEC regarding this proposal. Should Eaton attempt to delay further this request a new 14-day period will be included. Thanks for your assistance.

Sincerely,

Jimmy Collins

Jimmy Collins

Attachments A,B,C.

APPENDIX A

Attachment A

Eaton Benefits Center

EATON CORPORATION
SHARE PURCHASE AND INVESTMENT PLAN (SPIP)

Account Statement: July 1, 2001 to January 3, 2002
Soc. Sec. No: 421-72-6687
Page 1

JIMMY W COLLINS # 1110
4225 HERITAGE OAK CIRCLE
BIRMINGHAM AL 35242

Portfolio at a Glance

Fund	Units Held on 01/03/02	Unit Price 01/03/02	Balance on 01/03/02
EB Money Market	0.0000	13.9912	$0.00
Eaton Fixed Income	0.0000	16.7278	$0.00
Vanguard Wellesley			
Vanguard Inst. Index			
Vanguard Windsor			
Fidelity Contrafund	0.0000	42.5300	$0.00
Templeton Foreign	0.0000	9.4000	$0.00
Axcelis Common Shares	217.8860	16.3017	$3,551.91
Eaton Common Shares *	210.2792	80.7076	$16,971.14

Total Account Balance

* The Cost Basis of Your Shares is $13,444.35
The closing stock price for Eaton Common Shares on 01/03/02 was 74.7400
As of 01/03/02 your total equivalent shares are 227.0690

Loans	No.1	No.2
Balance on 07/1/01	$0.00	
New Loans	$0.00	
Principal Payments	$0.00	
Loan Cancellations	$0.00	
Balance on 01/03/02	$0.00	
Interest Payments	$0.00	
Total Repayments	$0.00	

Future Investment Elections	
EB Money Market	0%
Eaton Fixed Income	0%
Vanguard Wellesley	25%
Vanguard Inst. Index	25%
Vanguard Windsor	50%
Fidelity Contrafund	0%
Templeton Foreign	0%
Eaton Common Shares	0%

Contribution Rates	
Elected Before-Tax Rate	6%
Elected After-Tax Rate	0%

EATON

EATON

Attachment B

Eaton Savings Plan (ESP)

July 1, 2002 - September 30, 2002

ENV#MG021658
MG 80508 C

JIMMY W COLLINS
4225 HERITAGE OAK CIRCLE
BIRMINGHAM, AL 35242

For questions regarding this statement, call 1-866-EATON01 (1-866-328-6601) between 8:30 AM and Midnight EST any business day.

Your Account Summary

Beginning Balance
- Loan Repayments
- Dividends
- Change in Market Value

Ending Balance

Additional Information
- ♦ Vested Balance
- ♦ Outstanding Loan Balance

Loans are an asset of your account but are not included in your ending balance.

Your Personal Rate of Return

This Statement Period	-17.5%
Year to Date	-25.3%

Your Personal Rate of Return is calculated with a time-weighted formula widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation



Stocks 94%
Bonds 6%

Your investments are currently allocated among the displayed asset classes. Percentages and totals may not be exact due to rounding.

The Additional Fund Information section lists the allocation of your blended funds.

Market Value of Your Account

Displayed in this section is the value of your account for the statement period, in both shares/units and dollars.

Investment	Shares/Units on 06/30/2002	Shares/Units on 09/30/2002	Price on 06/30/2002	Price on 09/30/2002	Market Value on 06/30/2002	Market Value on 09/30/2002
Stock Investments						
Vanguard Inst Index						
Axcelis Com Stk Fund	217.887	217.887	$12.68	$5.69	2,762.81	1,237.60
Eaton Com Shrs Fund	212.485	213.733	$78.71	$69.2[illegible]	16,724.69	14,792.46
Vanguard Windsor Adm	[illegible]					16,486.65

Please read this statement carefully. Any error must be reported to Fidelity Investments within 90 days.

Attachment C

Balances

Print this page

View the current balance of your retirement savings plan account as well as details about your investments.

Investment Options | Asset Class

Source Balances

Balances	As of Date: 11/29/2002
Total Market Value	Vested Balance

To view historical performance, click on the investment's name.

Investment Option by Asset Class	Balance	Shares or Units	NAV	$ Change per Share or Unit
Stock Investments				
AXCELIS COM STK FUND	$2,030.71	217.887	$9.32	- $0.55
EATON COM SHRS FUND	$17,638.22	214.943	$82.06	+ $0.53
VANGUARD INST INDEX				- $0.23
VANGUARD WINDSOR ADM				- $0.01
Blended Fund Investment				
VANG WELLESLEY ADM				+ $0.12

Balances and prices are subject to nightly account updates.

For more information or help, please click on Help or call (866) 328-6601.

AA=21 DC=153 HW=7 IA=3 MX=4

JIMMY COLLINS

4225 Heritage Oak Circle
Birmingham, Al 35242
205-995-0658
Jimmywcollins@hotmail.com

RECEIVED
NOV 14 2002
E. R. FRANKLIN

11/13/2002

Mr. Earl R. Franklin
Eaton Corporation
Eaton Center
Cleveland, Ohio 44114-2584

Dear Mr. Franklin:

In line with the Securities Exchange Act of 1934, the following shall be submitted as a **PROXY VOTE** at the next Shareholders annual meeting. This request is to allow the Shareholder information regarding the Direction and Management of Eaton Corporation.

1--Eaton Corporation shall adopt requirements that all Board of Directors will be accountable for the Management of the Executive's of Eaton Corporation and shall be **independent** of the Executives of Eaton Corporation!

> A.--No Direction shall have outstanding Stock options, Receive a Pension, or be Financially involved with a Corporation, which has contractual Commitments to Eaton Corporation (i.e. Pitney Bowes, Inc, Motorola, Inc, etc.)
> B.--No Directors shall serve on the **same** Board of Directors of another Corporation Board of Director! (Axcelis, etc)

2--All stock options will have a minimum of **5-year holding period** at which time the options can be exercised. Options issued in 2002 will not be exercised prior to 2007.

3--All stock options will be **expensed** in the year for which the options are issued.

4--Executive salaries will not be increased greater that the **average** of the Eaton Corporation Employee's Average Salary increase.

5--In determining the Stock options granted to Executives of Eaton Corporation, the Cash Flow Analysis (CFA) shall **Exclude** all Divestures of Assets, Gains on Sales of Business Units, Favorable Tax Credits as allowed by new account procedures, and Credits for Restructuring. This will evaluate the Executives Officers based on the performance of the company rather than the displacement of 2800 Employees.

6--**All Executive of Eaton Corporation shall live within a 100-mile radius** of their primary assignment, or Reimburses Eaton for the expense of the Corporate Jet that transports these individual to work every week. At the present time 10-12 individuals live in states outside their assignment and the Shareholders are paying 10-20 million a year in transportation expenses and living expenses. (Randy Carson, etc)

7--The Eaton Corporation shall **disclose** to the shareholders all incentives and **Executives Perks** available to the Officers of Eaton Corporation.

APPENDIX B

8—Eaton Corporation provided the Company Employee's an option with the Axcelis Mutual Fund. This Fund provided Financial opportunity to the Executives of Eaton Corporation that were not available to the shareholders of Eaton Stock and Axcelis stock. The Eaton Corporation shall provide all Employees' the average of the Axcelis Stock price the Executive's received on the divesture of their Holdings.

Please include these items as a **PROXY Vote** for the Shareholders of Eaton stock. These are direct issues that do not relate to the Operation of the Eaton Corporation and will not be exclude via Rule 7. The Shareholders of Eaton stock should be allowed the opportunity to vote on the Executive Compensation Package that should be tied to the Performance of the Company. The Executive Officers have received Financial Benefit through Divestures of Assets, Accounting Practices, and misrepresentation of the expenses related to Executive Privileges.

Sincerely,

Jimmy Collins

Cc. Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street NW
Washington D. C. 20549-0609

APPENDIX B

EATON

Eaton Corporation
Office of the Secretary
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114-2584
216-523-4103
216-479-7103

November 22, 2002

BY COURIER AND
ELECTRONIC MAIL

Mr. Jimmy Collins
4225 Heritage Oak Circle
Birmingham, AL 35242

Dear Mr. Collins:

We are in receipt of your letter dated November 13, 2002, which sets forth at least eight proposals and requests that they be included in the Company's proxy statement for approval at the next annual meeting of shareholders.

The regulations of the Securities and Exchange Commission impose various requirements, including eligibility and procedural requirements, that you must satisfy in order to have your proposals included in the Company's proxy statement. Your proposals do not satisfy the following two eligibility and procedural requirements:

1. SEC regulations provide that you must have continuously held at least $2,000 in market value, or one percent, of the Company's shares for at least one year before the date that you submitted your proposals to the Company, and that you must hold those shares through the date of the shareholders meeting. We have reviewed our list of registered Company shareholders and have been unable to verify that you are a record holder.

   In these circumstances, the SEC regulations provide that you must submit to the Company a written statement from the record holder of your Eaton shares verifying that, at the time you submitted your proposal, you continuously held Eaton shares exceeding the thresholds described above for at least one year.

   You must also submit to the Company your own written statement that you intend to continue to hold the Eaton shares through the date of the shareholders meeting.

2. SEC regulations provide that each shareholder may submit no more than one proposal for a shareholders meeting. You have submitted at least eight proposals and have therefore exceeded the permissible limit.

In order to avoid having your proposals excluded from the Company's proxy statement for failure to satisfy these two requirements, SEC regulations provide that you must correct these deficiencies by response to the Company that is postmarked, or transmitted electronically, no later than 14 calendar days from the date that you receive this letter. You must correct the deficiency identified in Item 1 by providing the documentation specified in that item, and you must correct the deficiency identified in Item 2 by withdrawing all of your proposals except for the one that want to propose.

If you do correct these deficiencies, and we discover additional problems with your final proposal, we, of course, reserve our right to raise further objections, as appropriate.

Please address your response to me at the address shown on this letterhead or respond by E-mail to earlfranklin@eaton.com.

Sincerely,

Earl R. Franklin
Vice President and Secretary

JIMMY COLLINS

4225 Heritage Oak Circle
Birmingham, Al 35242
205-995-0658
Jimmywcollins@hotmail.com

November 26, 2002

Mr. Earl R. Franklin
Eaton Corporation
Eaton Center
Cleveland, Ohio 44114-2584

Dear: Mr. Earl R. Franklin

On November 25, 2002, I received your letter Dated November 22,2002 notifying me of the requirements that must be met for the submission of the Proxy Ballot proposal. This letter is sent to meet the requirements.

I submit that I fully intent to keep all securities held in my Eaton Savings Plan **(ESP)** through the established date of the 2003 Annual Meeting of the shareholders. I submit under Rule 14b-2, I meet the requirements to present a proposal for consideration and that Eaton Corporation can validate through the Eaton Saving Program that I current own over 213 shares valued over $12,000.00.

As per your request I re-phase the proposal and request the following be include in the Proxy Vote:

1—The Executive Compensation is based on the Cash Flow Analysis (CFA) to determine the the payout for the Executives for Stock Options, and Bonuses.

Proposal:

The Executive Compensation utilizing the Cash Flow Analysis (CFA) shall exclude the Divesture of Eaton Assets, Gains on Sales of Business Units, Favorable Tax Credits as allowed by new Accounting procedure, and Credits for Restructure. All stock Options will be held a minimum of 5 years before exercised, Executive Perks to be Disclosed to Shareholders and all Options expensed in the year awarded is made.

I wish to be included on all correspondence between Eaton Corporation and the Securities and Exchange Commission.

I thank you for your assistance in this matter.

Respectfully submitted,

Jimmy Collins

Shareholder

EATON

Eaton Corporation
Office of the Secretary
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114-2584
216-523-4103
216-479-7103

November 27, 2002

By Courier and
Electronic Mail

Mr. Jimmy Collins
4225 Heritage Oak Circle
Birmingham, AL 35242

Dear Mr. Collins:

We have received your letter dated November 26, 2002, which indicates that you hold Eaton shares through the Eaton Savings Plan and that you are submitting a re-phrased proposal. Our response is set forth below.

1. Your letter states that Eaton can validate your share ownership in the Eaton Savings Plan. SEC regulations provide that, if you are not a registered holder, then it is your obligation (not Eaton's) to provide the Company with written evidence, obtained from the record holder, of your beneficial share ownership. That evidence must establish that you have owned at least $2,000 in market value, or one percent, of the Company's shares for at least one year before November 14, 2002, which was the date that you submitted your proposals to the Company. Since you are not a registered holder, it is your obligation to provide the Company with this evidence of your share ownership.

   In order to avoid having your proposals excluded from the Company's proxy statement for failure to satisfy this SEC regulation, you must provide the Company with written evidence from the trustee of the Eaton Savings Plan, as the record holder of Eaton shares held under that plan, that you have owned Eaton shares exceeding the thresholds described above continuously for at least one year.

2. Your November 26 letter consolidates and re-phrases four of the eight or more proposals that were included in your original letter. These four remaining proposals relate to (i) excluding specified elements from the executive compensation formula, (ii) imposing a five-year vesting period for stock options, (iii) disclosing executive perquisites and (iv) expensing stock options. Each of these four proposals is distinct. Each involves substantive considerations that are different from those involved with the others. Each was identified as a separate proposal in your original letter. As we previously explained, SEC regulations provide that you may submit no more than one proposal. You may not avoid this requirement by consolidating four distinct proposals into a single paragraph.

Also, SEC regulations do not allow you to change significantly the language of your proposals after the submission deadline, which was November 15, 2002. As we explained in our earlier letter, you originally submitted at least eight proposals. You are permitted to withdraw all of the proposals except for the one that you want to propose. SEC regulations do not, however, allow you to re-phrase the remaining proposal in any significant respect, as you have done in your November 26 letter.

In order to avoid having your proposals excluded from the Company's proxy statement because you have submitted more than one proposal, and because you have modified the proposal after the submission deadline, you must withdraw all of your original eight or more proposals except for the one that you want to propose, and you must not change the language of the remaining proposal in any significant respect.

SEC regulations provide that you must correct both of the deficiencies described above by response to the Company that is postmarked, or transmitted electronically, no later than 14 calendar days after your receipt of our letter dated November 22. If you fail to do so, your proposals may be omitted from the Company's proxy statement.

Sincerely,

Earl R. Franklin
Vice President and Secretary

M:\SHARED\DOCUMENT\seskes\Letters\LTR-Collins, Jimmie-2.doc

JIMMY COLLINS

4225 Heritage Oak Circle
Birmingham. Al 35242
205-995-0658
Jimmywcollins@hotmail.com

RECEIVED
DEC - 4 2002
E. R. FRANKLIN

December 3, 2002

Mr. Earl R. Franklin
Eaton Corporation
Eaton Center
Cleveland, Ohio 44114-2584

Dear Mr. Franklin,

I have received your letter Dated November 27, 2002, which has clearly indicated the desire of Eaton Corp to block the proposed Proxy request. Eaton Controls the EBC and Fidelity Group by which the information requested must be supplied needless to say they have not been cooperative regarding the request, as you have outlined. Please note I am attaching Copies of the SPIP and ESP programs, which clear outline, my ability to meet requirement number one. Please note these documents are legal and binding as proof of my stock ownership.

I respectfully withdraw all proposals with the exception of item number 6 per my original letter dated November 13, 2002. Please note the Proposal to read as Follows:

During the last 24 month Eaton Corporation has Divested the Automotive Switch Division, the Semi-Conductor Business, along with various operational Business Units. Eaton Corporation has benefit through accounting practices via the SFAS 142, and restructuring charges for the displacement of over 2800 Eaton Employee's. The determining factor for the Stock Options is the Cash Flow Analysis that includes Gains on sales of Business Units and Accounting Benefits to enhance the Option Program. These policies and procedures have enhanced the Executives Options and Bonus programs while sales are still over 45% below expectations.

Proposal: **In determining the stock options granted the Executives of Eaton Corporation, the Cash Flow Analysis (CFA) shall EXCLUDE all Divestures of Assets, Gains on Sales of Business Unites, Favorable Tax Credits as allowed by new Accounting Procedures (SFAS-142), and Credits for Restructuring. This will evaluate the Executives Officers based on the Performance of Eaton Corporation.**

Please note all requirements have been provide. Please include a copy of any correspondence with the SEC regarding this proposal. Should Eaton attempt to delay further this request a new 14-day period will be included. Thanks for your assistance.

Sincerely,

Jimmy Collins

Jimmy Collins

Attachments A,B,C.

Attachment A

EATON CORPORATION
SHARE PURCHASE AND INVESTMENT PLAN (SPIP)

Account Statement: July 1, 2001 to January 3, 2002
Soc. Sec. No: 421-72-6687
Page 1

Eaton Benefits Center

JIMMY W COLLINS # 1110
4225 HERITAGE OAK CIRCLE
BIRMINGHAM AL 35242

Portfolio at a Glance

Fund	Units Held on 01/03/02	Unit Price 01/03/02	Balance on 01/03/02
EB Money Market	0.0000	13.9912	$0.00
Eaton Fixed Income	0.0000	16.7278	$0.00
Vanguard Wellesley			
Vanguard Inst. Index			
Vanguard Windsor			
Fidelity Contrafund	0.0000	42.5300	$0.00
Templeton Foreign	0.0000	9.4000	$0.00
Axcelis Common Shares	217.8860	16.3017	$3,551.91
Eaton Common Shares *	210.2792	80.7076	$16,971.14

Total Account Balance

* The Cost Basis of Your Shares is $13,444.35
The closing stock price for Eaton Common Shares on 01/03/02 was 74.7400
As of 01/03/02 your total equivalent shares are 227.0690

Loans	No.1	No.2
Balance on 07/1/01	$0.00	
New Loans	$0.00	
Principal Payments	$0.00	
Loan Cancellations	$0.00	
Balance on 01/03/02	$0.00	
Interest Payments	$0.00	
Total Repayments	$0.00	

Future Investment Elections	
EB Money Market	0%
Eaton Fixed Income	0%
Vanguard Wellesley	25%
Vanguard Inst. Index	25%
Vanguard Windsor	50%
Fidelity Contrafund	0%
Templeton Foreign	0%
Eaton Common Shares	0%

Contribution Rates	
Elected Before-Tax Rate	6%
Elected After-Tax Rate	0%

EATON

![EATON logo]

Attachment B

Eaton Savings Plan (ESP)

July 1, 2002 - September 30, 2002

ENV#MG021658
MG 80508 C

JIMMY W COLLINS
4225 HERITAGE OAK CIRCLE
BIRMINGHAM, AL 35242

For questions regarding this statement, call 1-866-EATON01 (1-866-328-6601) between 8:30 AM and Midnight EST any business day.

Your Account Summary

Beginning Balance
- Loan Repayments
- Dividends
- Change in Market Value

Ending Balance

Additional Information
- ♦ Vested Balance
- ♦ Outstanding Loan Balance

Loans are an asset of your account but are not included in your ending balance.

Your Personal Rate of Return

This Statement Period	-17.5%
Year to Date	-25.3%

Your Personal Rate of Return is calculated with a time-weighted formula widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation



Stocks 94%
Bonds 6%

Your investments are currently allocated among the displayed asset classes. Percentages and totals may not be exact due to rounding.

The Additional Fund Information section lists the allocation of your blended funds.

Market Value of Your Account

Displayed in this section is the value of your account for the statement period, in both shares/units and dollars.

Investment	Shares/Units on 06/30/2002	Shares/Units on 09/30/2002	Price on 06/30/2002	Price on 09/30/2002	Market Value on 06/30/2002	Market Value on 09/30/2002
Stock Investments						
Vanguard Inst Index	[illegible]					
Axcelis Com Stk Fund	217.887	217.887	$12.68	$5.69	2,762.81	1,237.60
Eaton Com Shrs Fund	212.485	213.733	$78.71	$69.2	16,724.69	14,792.46
Vanguard Windsor Adm	[illegible]		[illegible]	[illegible]		
						16,486.65

Please read this statement carefully. Any error must be reported to Fidelity Investments within 90 days.

Attachment C

Balances

Print this page

View the current balance of your retirement savings plan account as well as details about your investments.

Investment Options | Asset Class

Source Balances

Balances	As of Date: 11/29/2002
Total Market Value	Vested Balance

To view historical performance, click on the investment's name.

Investment Option by Asset Class	Balance	Shares or Units	NAV	$ Change per Share or Unit
Stock Investments				
AXCELIS COM STK FUND	$2,030.71	217.887	$9.32	- $0.55
EATON COM SHRS FUND	$17,638.22	214.943	$82.06	+ $0.53
VANGUARD INST INDEX				- $0.23
VANGUARD WINDSOR ADM				- $0.01
Blended Fund Investments				
VANG WELLESLEY ADM				+ $0.12

Balances and prices are subject to nightly account updates.

For more information or help, please click on Help or call (866) 328-6601.

AA=21 DC=153 HW=7 IA=3 MX=4

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2003

Response of the Office of Chief Counsel
Division of Corporate Finance

Re: Eaton Corporation
Incoming letter dated December 19, 2002

The proposal relates to the criteria for determining stock option grants to executives.

There appears to be some basis for your view that Eaton may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Eaton's request, documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Eaton omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Eaton relies.

Sincerely,

Jennifer Bowes
Attorney Advisor